September 21, 2005

Mail Stop 4561


Via U.S. Mail and Fax (949) 855-6685
Mr. Michael Young
Chief Executive Officer and Principal Accounting Officer
Sensor System Solutions, Inc.
45 Parker Ave, Suite A
Irvine, CA 92618


	RE:	Sensor System Solutions, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed May 19, 2005
		Form 10-KSB/A for the fiscal year ended December 31,
2004
		Filed May 20, 2005
Forms 10-QSB for the quarterly period ended March 31, 2005 and June
30, 2005
		File No. 0-30573


Dear Mr. Young:

      We have reviewed your response letter dated September 15,
2005
and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Item 6. Management`s Discussion and Analysis or Plan of Operation

Results of Operations

Total Operating Expenses, page 13
1. We have reviewed your response to prior comment 1. The methodology described in your response appears to contradict the guidance of SFAS 123 and EITF 96-18. Please explain to us how your methodology complies with this guidance or cite the guidance that you relied upon in determining that this methodology is appropriate. It appears that the value of the shares issued should be the fair market value at the grant date.

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 19
2. Based upon your response to prior comment 2, it appears that your use of the term "inadequate" is intended to be synonymous with the term "ineffective". In future filings please use the terms
"effective" or "ineffective" to conform to the terminology used in Items 307 and 308 of Regulation S-B.

Note 9 - Stockholders` Equity, page F-14
3. In future filings please revise your disclosure in Note 9 to include all of the information in your response.

*    *    *    *


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
William Demarest at (202) 551-3432 or me at (202) 551-3486.



Sincerely,



Daniel L. Gordon
Branch Chief


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Sensor System Solutions, Inc.
September 21, 2005
Page 1